Exhibit 99.1

Electra Reports Q4 and Year-End 2022 Results and Provides Update on Cobalt Refinery Project and Black Mass Recycling Trial

TORONTO--(BUSINESS WIRE)--April 4, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2022, and provided an update on the commissioning of its cobalt refinery and its black mass recycling trial. All amounts are in Canadian currency unless otherwise stated.

“2022 was a remarkable year for Electra, filled with achievements and developments that augur extremely well for our Company and our prospects of becoming a key link in the North American EV battery supply chain,” said Trent Mell, Electra’s CEO. “Most notably, we made considerable progress towards our vision of commissioning North America’s first cobalt sulfate refinery, we launched a plant-scale black mass recycling trial at our refinery complex north of Toronto that has already produced a number of encouraging results, and we signed a three-year strategic supply agreement with LG Energy Solution, the world’s second-largest EV battery manufacturer. Equally significant, we benefitted from the adoption of the U.S. Inflation Reduction Act, which has provided a boost for our industry and includes a number of incentives that will spur further growth of the EV supply chain in North America for years to come.”

Mr. Mell added, ”Although some of our progress was impeded by supply chain disruptions, receipt of damaged equipment, and the impact of inflationary price pressures on our refinery project, we remain particularly encouraged by our near- and long-term prospects. Most notably, we anticipate completion of a re-baseline engineering report on our refinery project as well as the first shipment of products produced in our black mass trial in the near term.

“Over the longer term, we are encouraged by the opportunity to expand into the production of related battery materials, including nickel sulfate at our refinery complex in Ontario, and by the prospects of developing a new cobalt sulfate refinery as part of the battery industrial park being built in Bécancour, Quebec.”

Mr. Mell concluded, “Key to our ongoing success will be to leverage our hydrometallurgical process expertise and the benefits of operating in North American jurisdictions where low-carbon production is possible due to an abundance of renewable energy sources.”

ELECTRA Q4 2022 HIGHLIGHTS AND DEVELOPMENTS

  Net income for the period was $10.3 million or $0.31 per share. These compare to a net loss of $15.5 million or $0.55 per share for Q4 2021. Net income in Q4 2022 was driven by a gain of $11.9 million on the fair value of the of the embedded derivative liability portion of Electra’s convertible debt and an impairment reversal of $1.3 million recognized on the planned sale of the remaining Cobalt Camp exploration patents to Kuya Silver.
  Held cash and marketable securities of $8.4 million as at December 31, 2022, down from $19.7 million as at September 30, 2022. Electra’s cash balance at the end of Q4 2022 does not include the remaining $5.1 million of government investments expected to be received or the net proceeds of US$14 million received from the convertible debt financing completed in February 2023.
  Raised gross proceeds of US$5.5 million (~CAD$7.3 million) through an overnight marketed offering of 2.35 million units with each unit comprised of one common share and one share purchase share warrant entitling the holder to purchase one common share at a price of US$3.10 through November 15, 2025. Gross proceeds raised through the offering will be used to fund the commissioning of Electra’s cobalt sulfate refinery.
  Launched a black mass recycling trial at the Company’s Ontario refinery complex to recover high-value elements found in shredded lithium-ion batteries, including lithium, nickel, cobalt, copper, manganese, and graphite, using Electra’s proprietary hydrometallurgical process.
  Acquired the option to purchase the CAS cobalt-copper project in Idaho, property located in close proximity to the Company’s other exploration projects in Idaho, for up to US$1.5 million payable over 10 years upon completion of specific milestones.
  Issued a total of 571,317 common shares on the TSX Venture Exchange at an average price of C$5.34 per share and 135,670 common shares on the Nasdaq Capital Markets at an average price of US$3.21 during the year under its at-the-market equity program launched in January 2022, providing gross proceeds of $3,049,834 and US$435,756. Commissions of $76,246 and US$10,894 were paid to CIBC World Markets Inc. and CIBC World Markets Corp., respectively, in relation to these distributions.

Highlights for 2022

  Net income for FY2022 was $12.6 million or $0.38 per share. These compare to a net loss of $34.9 million or $1.26 per share for the year ended December 31, 2021. Net income in FY2022 was driven by a gain of $27.7 million on the fair value of the embedded derivative liability portion of Electra’s convertible debt.
  Signed a three-year agreement to supply 7,000 tonnes of battery grade cobalt to LG Energy Solution, a leading global manufacturer of lithium-ion batteries for electric vehicles.
  Total incurred costs for the refinery construction project in 2022 were $71 million.
  Commenced trading on Nasdaq Capital Market under the ticker symbol "ELBM" on April 27, 2022.
  Announced preliminary discussions with the Government of Quebec to construct a new cobalt sulfate refinery in Bécancour, Quebec that will integrate with an emerging battery materials park in the province.
  Signed a benefits agreement with the Métis Nation of Ontario that will provide employment, training, procurement, and business opportunities related to the construction and expansion of Electra’s battery materials refinery north of Toronto.
  Strengthened the management team with the appointment of Renata Cardoso as Vice President Sustainability and Low Carbon, Craig Cunningham as Chief Financial Officer, Dave Marshall as Vice President, Engineering, and Joe Racanelli as Vice President, Investor Relations. The additions bring collectively 100 years of relevant sector experience and subject matter expertise to Electra.
  Released highlights of a scoping study prepared by a global engineering firm that supports the creation of an integrated electric vehicle battery materials park in Ontario consisting of nickel, cobalt, manganese refining, recycling of battery black mass material, and precursor cathode active material (pCAM) manufacturing. The scoping study assessed the economics and carbon footprint of various nickel feed options to develop an integrated facility producing 10,000 tonnes per annum of battery grade nickel sulfate and pCAM components essential to the production of EV batteries.
  Confirmed cobalt mineralization at its Ruby prospect, which is located 1.5 kilometres from Electra’s primary Iron Creek deposit, following receipt of assay results from the summer exploration program in the Idaho Cobalt Belt. Assay results and exploration work completed to date support the launch of a more extensive drill campaign to determine the full extent of Ruby’s mineralization.

Highlights Subsequent to Year End

  Successfully completed the first plant-scale recycling of black mass material in North America and confirmed the recovery of critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the EV battery supply chain using Electra’s proprietary hydrometallurgical process. To date, Electra has produced high quality nickel-cobalt mixed hydroxide and lithium carbonate products in its black mass recycling trial at its refinery complex.
  Based on preliminary results achieved to date, Electra will extend its black mass trial through to June 2022 beyond the initial target of 75 tonnes.
  Disposed non-core exploration assets in the Canadian cobalt camp to Kuya Silver Corporation for 2.7 million shares of Kuya valued at $1 million. Electra retained a two percent royalty on net smelter returns from all commercial production derived from the assets.
  Closed a private placement offering for the issuance of US$51 million principal amount of 8.99% senior secured convertible notes (“Note Offering”) due February 2028. As part of the Note Offering, Electra also announced that it purchased and cancelled all of the previously outstanding 2026 Notes at par value, plus accrued and unpaid interest. The net proceeds of the Note Offering of approximately US$14 million will be used for capital expenditures associated with the expansion and recommissioning of the Company’s cobalt refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs.
  Issued its inaugural Sustainability Report and committed to net-zero greenhouse emissions by 2050.

Refinery Project Update

As at March 31, 2023 Electra has made the following key developments in its refinery project:

  Completed commissioning of the analytical lab, feed material handling system, including the ball mill and mixing station, filter presses, and reagent handling systems.
  Completed 90 to 95 percent of all procurement.
  Completed the erection of the solvent extraction building.
  Completed the construction of the cobalt sulfate loadout facility.
  Increased the project owners’ team to 31 personnel, which includes tradespeople, engineers, operators, lab technicians, and office support staff.

On February 14, 2023 Electra announced that due to the receipt of damaged equipment critical to the completion of the refinery project and ongoing supply chain disruptions causing ongoing delays in the delivery of equipment, including components to process control systems, the Company withdrew its previous guidance relating to the refinery project’s estimated capital spend and construction timelines. Subsequent inspection of the damaged equipment has determined that the falling film evaporator vessel is suitable for installation. The damaged equipment will require onsite repairs before it can be commissioned.

Also on February 14, 2023 Electra announced the launch of a re-baseline engineering report to identify the refinery’s updated project scope, scheduling, and capital expenditures. This updated re-baseline engineering work, which has been undertaken by the refinery project’s engineering, procurement, and construction (EPC) contractor, continues. The findings will be reviewed by an independent third-party estimator and presented to the Company’s board. Although results are still pending, management anticipates that the capital costs will be higher due to inflation, construction delays and the completion of detailed engineering.

In particular, given inflationary price pressures over the past year that have negatively impacted all aspects of the refinery project, including contractor labour rates and costs for concrete, steel, and piping, Electra expects that the re-baseline engineering report will conclude that capital costs for completing the refinery project will be higher than the $105 million budget previously disclosed. The Company will require additional capital to complete final commissioning. Discussions are underway with various commercial partners, government agencies and other parties to address the funding shortfall.

Electra will provide an update on its refinery project once the re-baseline engineering report is completed.

Black Mass Trial Update

Late in 2022, Electra launched a black mass trial at its refinery complex north of Toronto to recover and recycle high-value elements from black mass, including lithium, nickel, cobalt, copper, manganese and graphite, found in shredded lithium-ion batteries.

Electra has achieved a number of encouraging results since the trial began:

  On February 14, 2023, Electra confirmed that it had successfully completed the first plant-scale recycling of black mass material in North America and recovered critical metals needed for the electric vehicle battery supply chain using its proprietary hydrometallurgical process.
  On March 13, 2023, Electra announced that it recovered lithium, a critical mineral needed for the electric vehicle EV battery supply chain. The recovery and subsequent production of a technical-grade lithium carbonate product in a plant-scale setting validate Electra’s proprietary hydrometallurgical process.
  Also, in March 2023 Electra produced a mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above quoted market specifications.
  Recoveries within the MHP circuit, which produces the highest value product in the black mass recycling process, have been equivalent to and at times superior to bench scale results achieved previously.
  As a result of successes achieved to date, Electra has elected to extend its black mass trial through to June 2023, beyond the initial target of 75 tonnes.

“Electra’s ‘Proof-Partner-Build’ strategy for battery recycling is premised on demonstrating a viable refining process and then partnering with battery makers to build dedicated capacity that can be integrated into their supply chains,” said Mr. Mell. “Our early success has already generated interest from battery supply chain companies who are looking for viable North American battery black mass refining solutions. Over the coming months, we expect continued validation of our hydrometallurgical process, ongoing improvements to extraction and recovery rates, and the start of product shipments to customers.”

All of the Company’s recovered material will be sold to third-party companies for additional processing and re-use in a number of applications. A first shipment of MHP product is expected to be delivered to downstream clients for evaluation purposes in early Q2 2023.

Pending completion of the black mass trial and evaluation of project economics expected in Q2, success could pave the way towards commercialization. Using the existing refinery footprint, infrastructure and plant equipment, Electra could quickly expand throughput to 2,500 tonnes per year of black mass under a continuous operation scenario. A desktop study is underway, and results will be shared once available. A larger facility of 5,000 tonne or more per annum of black mass is another option Electra may consider with a commercial funding partner.

For complete details of the consolidated financial statements and the associated management’s discussion and analysis, please refer to the Company’s filing on SEDAR (www.sedar.com) or the Company’s website (www.ElectraBMC.com).

Electra will host a conference call on April 5, 2023 at 8:30 am ET to review its fourth quarter performance and discuss near-term outlook.

Dial-in and Webcast Details:

- North American dial-in number: 1-800-319-4610
- International dial-in number: 1-604-638-5340
- Webcast and slide presentation: https://ElectraBMC.com/category/events/

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891